UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 11, 2020

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2020
EDAP TMS S.A.

/s/ FRANCOIS DIETSCH
FRANCOIS DIETSCH
CHIEF FINANCIAL OFFICER

Dear EDAP Shareholders,

We are proud of a successful year in 2019 where we generated record company revenues, were profitable and cash flow positive for the full year, and maintained a very strong balance sheet. We grew our U.S. installed base, which was led by well-regarded new Focal One HIFU customers including the Mayo Clinic, Houston Methodist, University of California Irvine and University of Chicago. The acceptance in the U.S. of a new Category 1 CPT code, that will facilitate reimbursement for the ablation of malignant prostate tissue with HIFU technology, could represent a significant catalyst to further adoption of Focal One in the U.S. in 2021. We also continued to grow our Focal One HIFU customer base outside of the U.S. including top urology centers in Russia, in Singapore and in Brazil. Importantly, many of the institutions that we added in 2019 are highly renowned hospitals that we can point to as reference sites.

Through the first months of 2020, with the COVID-19 outbreak, we did experience, as expected, a deceleration in both procedure volumes and new system sales as hospitals around the world worked to fight the COVID-19 pandemic. However, we are seeing early signs that certain markets are returning to a more normalized business environment. During this pandemic, we have done our best to protect and keep safe our employees around the world and have now partially resumed manufacturing activites at our French factory with all possible safety precautions in place.

As recently announced, we have signed a global exclusive distribution agreement with Exact Imaging, a leading innovator in advanced ultrasound technologies. With this agreement, we continue to implement strategic initiatives intended to provide a superior customer offering and drive long-term growth. By combining ExactVu™ product with our Focal One®, EDAP becomes the first and only company to offer urologists a complete end-to-end solution from diagnosis through treatment in the modern management of prostate cancer.

Finally, we have recently decided to strengthen and refocus our development efforts towards HIFU for both prostate applications and beyond. As a part of this initiative, we will be revisiting our lithotripsy R&D investment strategy, including discontinuation of Endo-UP platform. Based on recent trends, we believe it is important to shift and narrow our R&D focus and marketing towards HIFU and our Distribution activities, as these have shown strong performance and have the potential for future growth and contribution. We will continue to commercialize our existing range of Sonolith lithotripters generating significant and steady cash flow for the Company without requirement for R&D and marketing investment. Given the opportunities in HIFU that are in front of us and our technology leadership position, we believe now is the right time to pivot more fully toward that business and to accelerate HIFU expansion.

In this context, we are pleased to convene our shareholders in a General Meeting on June 30, 2020 and would like to take this opportunity to request your support for the attached resolutions, as detailed in the enclosed Board report. You will be requested to vote for resolutions submitted to the Ordinary General Meeting of Shareholders and to the Extraordinary General Meeting of Shareholders.

Resolutions submitted to the Ordinary General Meeting include:

- Resolutions 1 to 4 with the approval of the Company’s 2019 fiscal year accounts and related corporate activity, we invite you to read the Company’s Form 20-F Report relating to the 2019 fiscal year available on the Company’s website www.edap-tms.com, Investor Relations section;

- Resolutions 5 to 8 with the renewal of three Directors mandates and the appointment of a new Director in place of Mr. Philippe Chauveau, whose mandate terminates on June 23, 2020;

- Resolution 9 which requires your approval on the nomination of a joint auditor to conform French law.

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Resolutions submitted to the Extraordinary General Meeting include:

- Resolutions 10 to 13 which update our Articles of Association with the latest legal provisions,

- Resolutions 14 to 17 which would allow us to renew the validity of some resolutions already approved and expiring soon, and would provide the Company with the necessary legal frame to address potential strategic moves and strengthen its long-term growth, in accordance with French and international standards.

As always, the use of these delegations, if at all, will be done in light of the ultimate interest of the Company and its Shareholders.

We would like to thank our shareholders and investors for your continued support, commitment and confidence you have demonstrated in EDAP’s long-term success.

Sincerely,

/s/ Marc Oczachowski

Chairman of the Board &

Chief Executive Officer

EDAP TMS S.A.

June 3rd, 2020

This letter may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to not currently considered material or us by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the sustained activity of our lithotripsy business, as well as the length and severity of the recent COVID-19 outbreak, including its impacts across our businesses on demand for our devices and services. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

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This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 3,826,419.22 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

Vaulx-en-Velin, June 6, 2020

NOTICE

On Tuesday June 30, 2020, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters

4, rue du Dauphiné,

69120 Vaulx-en-Velin, France

to consider the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

2.	Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2019; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor’s reports relating to the annual accounts for the fiscal year ended December 31, 2019 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements for the fiscal year ended December 31, 2019 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the result for the fiscal year ended December 31, 2019;

4.	Determination of Board of Directors compensation;

5.	Renewal of Mr. Pierre Beysson Director’s mandate;

6.	Renewal of Mr. Rob Michiels Director’s mandate;

7.	Renewal of Mr. Argil Wheelock Director’s mandate;

8.	Appointment of Mrs. Marie Meynadier to the Board of Directors;

9.	Appointment of a joint auditor;

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AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

10.	Amendment of Article 13 of Articles of Association to remove the obligation for Directors to hold at least one ordinary share of the Company;

11.	Amendment of Article 14.3 and 14.5. of Articles of Association to replace the words : « means of visioconference » by the words « means of telecommunication (visioconference and teletransmission) » and to allow electronic recording of Board minutes and attendance register;

12.	Amendment of Article 20 of Articles of Association to remove obligation to appoint an alternate auditor when the statutory auditor is a legal entity;

13.	Amendment of Article 22 of Articles of Association to allow the electronic signature of minutes of Assembly Meetings meetings and their attendance register;

14.	Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital;

15.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

16.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

17.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category : directors and officers of the Company held at the office the date of issue of the shares or the securities and individuals tied to the Company by an employment contract the date of the issue of the shares or the securities;

Note: As per Depositary Agreement dated July 31, 1997 and amendment dated April 7, 2008, signed between Bank of New York Mellon (the “Depositary”) and the Company, if no voting Instruction is received by the Depositary from a Holder with respect to any of the Securities represented by American Depositary Shares (“ADSs”) on or before the Receipt Date (Record Date), or if the voting Instruction is improperly completed or blank, or if the voting instructions are illegible or unclear, such Holder of ADSs shall be deemed to have instructed the Depositary to vote such ADSs and the Depositary shall vote such ADSs in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

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This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 3,826,419.22 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 30, 2020

Ladies and Gentlemen,

We have called this ordinary and extraordinary shareholders’ meeting to vote on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

2.	Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2019; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor’s reports relating to the annual accounts for the fiscal year ended December 31, 2019 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements for the fiscal year ended December 31, 2019 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the result for the fiscal year ended December 31, 2019;

4.	Determination of Board of Directors compensation;

5.	Renewal of Mr. Pierre Beysson Director’s mandate;

6.	Renewal of Mr. Rob Michiels Director’s mandate;

7.	Renewal of Mr. Argil Wheelock Director’s mandate;

8.	Appointment of Mrs. Marie Meynadier to the Board of Directors;

9.	Appointment of a joint auditor;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

10.	Amendment of Article 13 of Articles of Association to remove the obligation for Directors to hold at least one ordinary share of the Company;

11.	Amendment of Article 14.3 and 14.5. of Articles of Association to replace the words : « means of visioconference » by the words « means of telecommunication (visioconference and teletransmission) » and to allow electronic recording of Board minutes and attendance register;

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12.	Amendment of Article 20 of Articles of Association to remove obligation to appoint an alternate auditor when the statutory auditor is a legal entity;

13.	Amendment of Article 22 of Articles of Association to allow the electronic signature of minutes of Assembly Meetings meetings and their attendance register;

14.	Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital;

15.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

16.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

17.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category : directors and officers of the Company held at the office the date of issue of the shares or the securities and individuals tied to the Company by an employment contract the date of the issue of the shares or the securities;

A.	DECISIONS RELATING TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Management report on the Company’s activity for the fiscal year ended December 31, 2019:

We invite you to read the Board of Directors’ management report available pursuant to French laws and regulations and the Company’s 2019 Annual Report on the 2019 consolidated accounts, which is available on the Company’s website www.edap-tms.com, in the “Investor Relations” section.

With respect to the Company’s activities since the beginning of the current fiscal year, we also invite you to read the Board of Directors’ management report which also provides information relating to significant events that occurred since the beginning of the current financial year. (resolutions 1 to 4).

As the mandates of three of the Company's directors are due to expire during the annual general meeting approving the accounts for the financial year ending 31 December 2019, you are being asked to renew the three mandates for a period of six years. Their mandates would expire at the end of the shareholders' meeting approving the financial statements for the financial year ending December 31, 2025. (resolutions 5 to 7)

Appointment of a new director

We suggest that you appoint Mrs Marie Meynadier, as a new member of the Board of Directors of the Company for a term of six years, which would expire at the end of the ordinary annual general meeting approving the accounts of the financial year ending December 31, 2025, i.e. in 2026. (resolution 8)

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Appointment of a Joint Auditor

We suggest that you appoint the audit firm AGILI3F, domiciled at 1 rue des Quatre Chapeaux, 69002 Lyon, RCS Lyon 840 062 442, as joint auditors of the Company, for a term of six financial years expiring at the end of the annual ordinary general meeting approving the financial statements for the financial year ending 31 December 2025. We also suggest that you do not appoint an alternate auditor in accordance with the law and the Articles of Association, subject to the adoption of the twelfth resolution. (resolution 9)

B- DECISIONS RELATING TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Update of the Company’s articles of association

The Board of Directors wishes to update the Company's Articles of Association with the latest legal provisions, in particular those relating to (i) the removal of the obligation for a director to hold at least one share, (ii) the removal of the obligation to appoint an alternate auditor if the holder is a legal entity and (iii) the possibility of recording in an electronic format the minutes of the Board of directors together with its the attendance register, and (iv) the possibility to use electronic signatures for minutes of general meetings and the related attendance register.

You are therefore being asked to amend and update Articles 13, 14, 20 and 22 of the Company's Articles of Association. (resolutions 10 to 13))

Financial delegations to be granted to the board of directors

On June 28, 2019, we submitted to your vote resolutions allowing the Company to seize financing opportunities in order to strengthen the Company's resources and its developments. Today, we wish to renew and thus extend the validity of some delegations already granted to the Board of Directors and which expire at the end of December 2020.

In accordance with French and international practice and in the interest of the Company, with a view to its development, we believe it is appropriate to renew financial delegations (resolutions 15 to 17)) granted to your Board of Directors, allowing it to carry out capital increases, immediately or in the future, with or without preferential subscription rights, again in order to respond to any opportunity to raise additional funds that may prove necessary to finance the Company's development.

The maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations we suggest you to grant to the Board of Directors would be 1,300,000 euros, i.e., a maximum number of shares of 10,000,000 with a nominal value of €0.13 each (resolution 14) in order to give the Company all the flexibility it may need to finance its development plan.

The delegations submitted for your approval (resolutions 15 to 17)) will allow the Board of Directors, in accordance with the law and the articles of association, to have full powers to implement these delegations for the purpose, without this list being exhaustive, of setting the dates, amounts, conditions and terms of any issuance as well as the form and characteristics of the shares or securities giving access to the capital or securities to be issued, with or without premium.

In the event that the Board of Directors uses the delegations of authority granted to it pursuant to these resolutions, it shall report to the next ordinary shareholders’ meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For each of the delegations submitted to your approval, the reports established by the Company’s statutory auditor will be read to you.

We propose to hereinafter review each of the financial resolutions and delegations submitted to your approval in the extraordinary shareholders’ meeting:

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Resolution 14 sets the maximum aggregate nominal amount of the share capital increases that may be carried out and the debt securities that may be issued pursuant to the financial delegations submitted to your vote at 1,300,000 euros, i.e., a maximum of 10,000,000 shares to be issued with a nominal value of 0.13 euro each.

For the purposes hereof, the Board of Directors asks you to approve the resolutions mentioned below, using the legal mechanism of delegation of authority, and to delegate your authority to it in order to:

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of one category of persons who meet certain specified characteristics (as described below in A. and B.), being specified that the issue price will be at least equal to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the setting of the issue price, possibly reduced by a maximum discount of 30% (resolution 15).

Pursuant to this resolution 15, you are asked to reserve subscription of such shares to the new or existing investors who meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros (issuance premium included):

A.

(i)	institutional investors or individuals that are qualified institutional buyers or accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.) ; and
(ii)	specialized in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; and
(iii)	which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.	any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above as part of the remuneration of said placement agents or underwrites institutions for their services.

-	to increase the share capital by issuing shares or securities giving access to the capital, with cancellation of preferential subscription rights, to a second category of persons, i.e. practitioners using the Company's technologies that meet specific characteristics, commercial partners or patients who have benefited from treatment using technologies developed by the Company, up to a maximum of 150 subscribers, for a minimum individual subscription amount of 10. 000, it being specified that the issue price will be at least equal to the average of the volume-weighted prices on the NASDAQ market over the last three trading days preceding the date on which the issue price is set, less a maximum discount of 30% (resolution 16).

-	to increase the share capital by issuing shares or securities giving access to the capital, without preferential subscription rights, to the following category of beneficiaries: (i) directors and officers of the Company in office on the date of issue of the shares or securities, or (ii) individuals linked to the Company by an employment contract on the date of issue of the shares or securities, it being specified that the issue price would be set by the Board of Directors, by reference, in turn :

•	either at the price of the last transaction on the Company's share capital carried out during the previous 6 months with a premium or discount of respectively plus or minus 10% in relation to this price,
•	or, in the absence of any capital transactions during the previous six months, at the average of the volume-weighted prices of the last three trading days on the NASDAQ market prior to the issue price being set, less a 30% discount, if applicable.

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In any event, the price thus determined by the Board of Directors may present a discount with respect to the Company's share price on the NASDAQ market (resolution 17).

It is under these conditions that we ask you to vote on the resolutions proposed to you by your Board of Directors.

The Board of Directors

We draw your attention to the fact that this report, and the draft resolutions referred to therein, which will be submitted for your approval, do not constitute an offer to purchase or a solicitation to purchase shares or any other securities of the Company.

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EDAP TMS S.A.

A corporation with a share capital of 3.826,419,22 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

DRAFT RESOLUTIONS TO BE SUBMITTED

TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING'S HELD

ON JUNE 30, 2020

Shareholders are invited to attend the ordinary and extraordinary general meeting of EDAP-TMS S.A. (the “Company”) on June 30, 2020, at 10.30 am., at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France. The shareholders will deliberate on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

2.	Reading of the Board of Directors' management report of the Company relating to the fiscal year ended December 31, 2019; reading of the report on corporate governance; reading of the Board of Directors' special report pursuant to Article L.225-184, paragraph 1 of the French Commercial Code; reading of the statutory auditor’s reports relating to the annual accounts for the fiscal year ended December 31, 2019 and the consolidated financial statements (US GAAP) in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements for the fiscal year ended December 31, 2019 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the result for the fiscal year ended December 31, 2019;

4.	Determination of Board of Directors compensation;

5.	Renewal of Mr. Pierre Beysson Director’s mandate;

6.	Renewal of Mr. Rob Michiels Director’s mandate;

7.	Renewal of Mr. Argil Wheelock Director’s mandate;

8.	Appointment of Mrs. Marie Meynadier to the Board of Directors;

9.	Appointment of a joint auditor;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

10.	Amendment of Article 13 of Articles of Association to remove the obligation for Directors to hold at least one ordinary share of the Company;

11.	Amendment of Article 14.3 and 14.5. of Articles of Association to replace the words : « means of visioconference » by the words « means of telecommunication (visioconference and teletransmission) » and to allow electronic recording of Board minutes and attendance register;

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12.	Amendment of Article 20 of Articles of Association to remove obligation to appoint an alternate auditor when the statutory auditor is a legal entity;

13.	Amendment of Article 22 of Articles of Association to allow the electronic signature of minutes of Assembly Meetings meetings and their attendance register;

14.	Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital;

15.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

16.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

17.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category : directors and officers of the Company held at the office the date of issue of the shares or the securities and individuals tied to the Company by an employment contract the date of the issue of the shares or the securities.

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FIRST RESOLUTION (Reading of the special report of the statutory auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report)

After hearing the statutory auditor's special report relating to the agreements referred to in article L.225-38 et seq of the French Commercial Code (related party transactions), the general meeting approves the terms of this report, which states that there is no related party transactions.

SECOND RESOLUTION (Approval of the statutory accounts and of the consolidated financial statements for the fiscal year ended December 31, 2019 and granting of a discharge to the members of the Board of Directors for their management)

The general meeting, acting in accordance with the quorum and majority criteria required for ordinary shareholders meetings, and after having been read:

-	the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2019,
-	the Board of Directors’ report on corporate governance pursuant to Articles L.225-37 paragraph 6 and L.225-68 paragraph 6 of the French Commercial Code,
-	the Board of Directors' special report on stock-options pursuant to Article L.225-184 paragraph 1 of the French Commercial Code,
-	the statutory auditor's general report relating to the annual accounts relating to the fiscal year ended December 31, 2019,
-	the statutory auditor's report relating to the consolidated accounts relating to the fiscal year ended December 31, 2019 and prepared in accordance with U.S. generally accepted accounting principles (US GAAP) applying to companies listed on the Nasdaq market.

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Approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31, 2019 as they have been presented, together with the transactions transcribed in the aforesaid financial statements and summarized in such reports.

Approves the consolidated accounts relating to the fiscal year ended December 31, 2019 established in accordance with U.S. GAAP as applied to companies listed on the Nasdaq market, as they have been presented in the annual report on our consolidated financial statements (Form 20-F) submitted to the Securities and Exchange Commission (“SEC”) on April 16, 2020; it also approves the transactions reflected in these financial statements and summarized in this report.

The general meeting therefore grants a release to all members of the Board of Directors for their management during the fiscal year 2019.

THIRD RESOLUTION (Allocation of the result for the fiscal year ended December 31, 2019)

The general meeting, in accordance with the quorum and majority criteria required for ordinary shareholders meetings, acknowledges that the Company has recorded a net loss of €380,894 during fiscal year ended December 31, 2019.

The general meeting, after reading the Board of Directors report, decides to clear the loss amounting to €380,894 by allocating the entire €380,894 amount to the cumulated losses account, increasing from €15,078,154 to €15,459,048.

Pursuant to article 243 bis of the French Tax Code, the general meeting takes note that no dividend has been distributed during the last three fiscal years.

The general meeting, pursuant to the Board of Directors' report, in accordance with article 223 quarter of the French Tax Code, notes that there are no non-deductible expenses and charges concerned by article 39-4 of this Code.

FOURTH RESOLUTION (Determination of the Board of Directors compensation)

The general meeting, after reading the Board of Directors report, decides to allocate the global sum of €108,000 to the Board of Directors. It is up to the Board of Directors to distribute this sum among its members.

FIFTH RESOLUTION (Renewal of Mr. Pierre Beysson Director’s mandate)

The general meeting, ruling under the quorum and majority conditions required for ordinary general meetings, takes note that the mandate of director of Mr. Pierre Beysson expires today, and renews the said mandate for a new period of six years, which will expire at the end of the ordinary general meeting of shareholders which will approve the accounts for the financial year ended December 31, 2025, ie during 2026.

SIXTH RESOLUTION (Renewal of Mr. Rob Michiels Director’s mandate)

The general meeting, ruling under the quorum and majority conditions required for ordinary general meetings, takes note that the mandate of director of Mr. Rob Michiels expires today, and renews the said mandate for a new period of six years, which will expire at the end of the ordinary general meeting of shareholders which will approve the accounts for the financial year ended December 31, 2025, ie during 2026.

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SEVENTH RESOLUTION (Renewal of Mr. Argil Wheelock Director’s mandate)

The general meeting, ruling under the quorum and majority conditions required for ordinary general meetings, takes note that the mandate of director of Mr. Argil Wheelock expires today, and renews the said mandate for a new period of six years, which will expire at the end of the ordinary general meeting of shareholders which will approve the accounts for the financial year ended December 31, 2025, ie during 2026.

EIGHTH RESOLUTION (Appointment of Mrs. Marie Meynadier as new member of the Board of Directors)

The general meeting, ruling under the quorum and majority conditions required for ordinary general meetings, on a proposal from the Board of Directors, and having read the report of the Board of Directors, decides to appoint Mrs. Marie Meynadier, born on May 11, 1961 in Tlemcen, Algeria, residing at 49 bd Richard Lenoir, 75011 Paris, France, as a new member of the Board of Directors of the Company for a period of six years which will expire at the end of the annual ordinary general meeting of shareholders approving the accounts for the financial year ended December 31, 2025, ie during 2026. Mrs. Marie Meynadier announced in advance that she accepted this appointment in the event that it came to be entrusted to her and that she was not subject to any incompatibility, in particular as regards the rules relating to the multiple mandates, likely to prevent her from exercising the mandate she has just been given.

NINETH RESOLUTION (Appointment of a joint auditor)

The general meeting, ruling under the quorum and majority conditions required for ordinary general meetings, on the proposal of the Board of Directors, and having read the report of the Board of Directors, decides:

- to appoint the audit firm AGILI3F, domiciled 1 rue des Quatre Chapeaux, 69002 Lyon, RCS Lyon 840 062 442, as joint auditor of the Company, for a period of six years which will expire at the end of the annual ordinary general meeting approving the accounts for the financial year ended December 31, 2025, and

- not to appoint an alternate auditor in accordance with the law and the Articles of Association subject to the adoption of the twelfth resolution below.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

TENTH RESOLUTION (Amendment to article 13 of the Articles of Association to remove the obligation for a Director to hold at least one share)

The general meeting, acting under the quorum and majority conditions required for extraordinary general meetings, on a proposal from the Board of Directors, and having read the report of the Board of Directors, decides:

- to remove the obligation for a director to hold at least one share in accordance with legal provisions,

- to delete the third and fourth paragraph of article 13 of the Articles of Association of the Company.

ELEVENTH RESOLUTION (Amendment of articles 14.3 and 14.5 of the Company’s Articles of Association to include the possibility of holding meetings of the Board of Directors by the means of telecommunications and the possibility of keeping the minutes and attendance registers electronically)

The general meeting, acting under the quorum and majority conditions required for extraordinary general meetings, on a proposal from the Board of Directors, and having read the report of the Board of Directors, decides:

- to modify the paragraph 2 of article 14.3 of the Articles of Association to replace the words "videoconferencing means" by the words "telecommunication means (videoconferencing and teletransmission)";

- to include in the Company's Articles of Association, the possibility of keeping and signing electronically the register and minutes of the Board of Directors as well as the attendance register;

- to adopt the new wordings of paragraphs 14.3 and 14.5 of article 14 of the Articles of Association, as follows:

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“ ARTICLE 14 – MEETINGS OF THE BOARD OF DIRECTORS

………………………………………………………………………………………………

14.3. ,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,,

Within the limits provided for in Article L. 225-37, paragraph 3 of the French Commercial Code and subject to the implementation of internal regulations, the Board of Directors may decide that for the calculation of the quorum and the majority of the directors, account will be taken of the participation of one or more directors on the Board of Directors by any means of telecommunication (videoconference and teletransmission), and this, in compliance with the regulatory provisions and safe legal exceptions.”

………………………………………………………………………………………………………… ...

The rest of the paragraph remains unchanged.

“14.5. Copies or extracts of the deliberations of the Board of Directors are validly certified by the Chairman of the Board of Directors, the Chief Executive Officer, the administrator temporarily delegated to the functions of Chairman or an authorized representative authorized for this purpose.

The register may be kept and the minutes drawn up in electronic form; in this case, the minutes are signed by means of an electronic signature which at least meets the requirements for an advanced electronic signature. The minutes are dated electronically by a time-stamping means offering any guarantee of proof.

The attendance register can be kept in electronic form; in this case, the register is signed by means of an electronic signature which at least meets the requirements for an advanced electronic signature. The register is dated electronically by a time-stamping means offering any guarantee of proof.”

TWELFTH RESOLUTION (Amendment of article 20 of the Company’s Articles of Association to remove the obligation to appoint an alternate auditor when the statutory auditor is a legal entity - addition of the reference to article L823-1 of the French Commercial Code)

The general meeting, ruling under the quorum and majority conditions required for extraordinary general meetings, on a proposal from the Board of Directors, and knowledge of the report of the Board of Directors, decides:

- to insert the reference to article L823-1 of the French Commercial Code which specifies that if the appointed statutory auditor is a legal entity, the appointment of an alternate auditor is no longer compulsory;

- to amend consequently the first paragraph of article 20 of the articles of association, as follows:

“ ARTICLE 20 – STATUTORY AUDITORS

The Ordinary General Meeting of shareholders appoints, under the conditions set by article L823-1 of the French Commercial Code, and with the mission fixed by law, the Company's Statutory Auditors. "

The rest of the article remains unchanged.

THIRTEENTH RESOLUTION (Amendment of article 22 of the Company’s Articles of Association to include the possibility to electronically sign the register and minutes of the general meetings)

The general meeting, acting under the quorum and majority conditions required for extraordinary general meetings, on a proposal from the Board of Directors, and having read the report of the Board of Directors, decides:

- to insert in the Articles of Association of the Company, the possibility of keeping and signing electronically the register and the minutes of the General Assembly;

- to adopt the new wording of paragraph 13 of article 22 of the Articles of Association, as follows:

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“ ARTICLE 22 – GENERAL RULES

………………………………………………………………………………………………

13) …………………………………………………………………………………………………………..

If Article L. 225-103-1 of the French Commercial Code is applied, the minutes may be signed by means of an electronic signature which at least meets the requirements for an advanced electronic signature. The minutes are dated electronically by a time-stamping means offering any guarantee of proof. The minutes state, if applicable, that the meeting was held by exclusive use of videoconferencing or telecommunication means under the conditions provided for in article L. 225-103-1. The special register may be kept and the minutes drawn up in electronic form; in this case, the minutes are signed by means of an electronic signature which at least meets the requirements for an advanced electronic signature. The minutes are dated electronically by a time-stamping means offering any guarantee of proof. "

………………………………………………………………………………………………………… ...

The rest of the article remains unchanged.

FOURTEENTH RESOLUTION (Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital)

The shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

(i)	the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the fifteenth to seventeenth resolutions, is set at 1,300,000 euros (one million three hundred thousand euros) ) i.e., a maximum number of shares of 10,000,000 with a nominal value of 0.13 euro each., to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital,
(ii)	the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted in the fifteenth to seventeenth resolutions is set at 1,300,000 euros or the equivalent of this amount in foreign currencies on the issuance date, provided that:
-	this maximum aggregate nominal amount may be increased by any reimbursement premium exceeding par value, and
-	this maximum aggregate nominal amount does not apply to debt securities which issuance would be decided or authorized by the Board of Directors pursuant to Article L.228-40 of the French Commercial Code.

FIFTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics)

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In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings, having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129, L.225-129-2, L.225-138 and L.228-91 et seq. of the French Commercial code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,; this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution above. In any case, such share capital increases may not represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.        decides to set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution above,
-	this aggregate maximum does not apply to debt securities referred to in Articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36- A of the French Commercial Code,

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution to the new or existing investors which meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and

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(ii)	specialized or skilled in the health care or biotechnologies secteurs or specialized in investing in companies with high growth potential; and
(iii)	which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.       any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services.

6.       specifies that, pursuant to Article L.225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the average of the prices weighted by the volumes of the last 3 trading days, on the NASDAQ market, preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for each of the aforementioned categories and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

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SIXTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129, L.225-129-2, L.225-138 and L.228-91 et seq. of the French Commercial code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution above. In any case, such share capital increases may not represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.        decides to set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

-	this amount will be increased, if applicable, by any redemption premium above par;
-	this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution above
-	this aggregate maximum does not apply to debt securities referred to in Articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L.228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L.228-36- A of the French Commercial Code;

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

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(i)	practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the securities, subject to compliance with the applicable laws and professional ethics; and/or
(ii)	commercial partners of the Company who have entered into a business agreement with the Company over the last 24 months preceding the issuance of the securities; and/or
(iii)	patients who have benefited from treatments using technologies developed by the Company over the last 10 years,

6.       specifies that, pursuant to Article L.225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the average of the prices weighted by the volumes of the last 3 trading days, on the NASDAQ market, preceding the setting of the price of the issue, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having a similar purpose,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

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SEVENTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category: directors and officers of the Company held at the office the date of issue of the shares or the securities and individuals tied to the Company by an employment contract the date of the issue of the shares or the securities)

In line with the Company's development and growth strategy, the shareholders’ meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the auditors’ special report,

pursuant to the provisions of Articles L.225-129, L.225-129-2, L.225-138 and L.228-91 et seq. of the French Commercial code,

1.       delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution above. In any case, such share capital increases may not represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following category : (i) directors and officers of the Company held at the office the date of issue of the shares or the securities or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities,

5.       specifies that, pursuant to Article L.225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

6.       decides that the issue price will be set by the Board of Directors by reference, alternately, (i) either to the price of the last transaction on the Company's share capital carried out during the previous 6 months, with an additional price or a discount of plus or minus 10% respectively compared to this price, (ii) or, in the absence of a transaction on the share capital during the previous 6 months, to the average of the prices weighted by the volumes of the last 3 trading days on the NASDAQ market, preceding the determination of the issue price, possibly reduced by a discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation will be such that the amount received immediately by the Company, increased by the amount likely to be received by it upon exercise or conversion of said securities, is, for each share issued as a result of the issue of said securities, at least equal to the minimum amount referred to above. In any event, the price thus determined by the Board of Directors may be discounted from the Company's share price on the NASDAQ market,

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7.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	perform formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having a similar purpose,

9.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

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EDAP TMS S.A.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 p.m. EST on June 24, 2020)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the Deposited EDAP TMS S.A. Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 26, 2020 at the Ordinary and Extraordinary General Meeting of EDAP TMS S.A. to be held in France, on June 30, 2020 at 10:30 am in respect of the resolutions specified in the enclosed Notice of Meeting.

NOTES:

Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. If no Voting Instruction Card is received by the Depositary from an Owner with respect to any of the Shares represented by American Depositary Shares on or before the Receipt Date, or if the Voting Instruction Card is improperly completed or blank, or if the voting instructions included in the Voting Instruction Card are illegible or unclear, such Owner shall be deemed to have instructed the Depositary to vote such Shares and the Depositary shall vote such Shares in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
EDAP TMS S.A.
P.O. BOX 8016
CARY, NC 27512-9903